TRICON RESIDENTIAL INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 22, 2022

TRICON RESIDENTIAL INC.
NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 22, 2021
You are receiving this notification as Tricon Residential Inc. (the “Company”) has elected to use the notice and access system for delivery of meeting materials to its shareholders in respect of its annual meeting of shareholders to be held on June 22, 2022 (the “Meeting”). Under the notice and access system, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. However, instead of receiving paper copies of the Company’s management information circular (the “Information Circular”) and related materials (collectively, the “Meeting Materials”), shareholders receive this notice with information on how they may access the Meeting Materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the Company’s printing and mailing costs.
MEETING DATE AND LOCATION

WHEN:	Wednesday, June 22, 2022 10:00 a.m. (Toronto time)	WHERE:	Virtually via live webcast at: https://web.lumiagm.com/413104394 Password: Tricon2022

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:
•ELECTION OF DIRECTORS: To elect directors for the coming year. See the section entitled Business of the Meeting – Election of Directors in the Information Circular.

•APPOINTMENT OF AUDITOR: To reappoint PricewaterhouseCoopers LLC as the Company’s auditor for the coming year and to authorize the directors to fix their remuneration. See the section entitled Business of the Meeting – Appointment and Remuneration of Auditor in the Information Circular.

•APPROVAL OF RIGHTS PLAN RESOLUTION: to consider, and, if deemed advisable, to pass a resolution, the full text of which is attached as Appendix C to the Information Circular, with or without variation to continue, amend and restate the Company’s shareholder rights plan.

•OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

WHERE MEETING MATERIALS ARE POSTED
The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or at https://docs.tsxtrust.com/2234.
HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
If you wish to receive paper copies of the Meeting Materials (at no cost) or have questions about notice and access, please call 1-866-600-5869. Requests for Meeting Materials may be made up to one year from the date the Information Circular is filed on SEDAR. In order to receive a paper copy of the Meeting Materials in advance of the proxy cut-off time for the Meeting, your request should be received by June 10, 2022.
The Company has determined that those shareholders with existing instructions on their account to receive paper materials will receive a paper copy of the Meeting Materials.
VOTING INSTRUCTIONS
You are asked to follow the voting instructions accompanying the enclosed proxy or voting instruction form, as applicable.

DATED at Toronto, Ontario, this 10th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“David Veneziano” Chief Legal Officer Tricon Residential Inc.

TRICON RESIDENTIAL INC.
VIRTUAL MEETING GUIDE TO ELECTRONICALLY ATTENDING THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON JUNE 22, 2022
Attending the Meeting electronically on June 22, 2022 at 10:00 a.m.
This year, like last year, in order to mitigate risks to the health and safety of the Company’s Shareholders, communities, employees and other stakeholders posed by the ongoing COVID-19 pandemic, the Meeting will be in a virtual-only format, which will be conducted via live webcast.
To attend the Meeting, simply go to https://web.lumiagm.com/413104394 on your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Please ensure your browser is compatible by logging in early.
Due to the virtual nature of the Meeting, you are encouraged to express your vote in advance by completing the enclosed proxy or voting instruction form, or where advanced voting is not possible, to do so at the virtual Meeting. If you are unable to vote in advance and have voting rights you wish to exercise at the Meeting, when logging in select “I have a control number” and enter your 12 digit TSX Trust control number and the password: tricon2022. For additional information with respect to attending and participating in the Meeting, please refer to the Information Circular.
You will be able to log into the site beginning one hour prior to the Meeting start time.
NAVIGATION
When successfully authenticated, the info screen will be displayed. You can view Company information and watch the webcast.
If you would like to watch the webcast, press the broadcast icon.

If viewing on a computer, the webcast will appear at the side automatically once the Meeting has started.
Further information regarding the virtual Meeting interface can be found at https://go.lumiglobal.com/faq